UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 23, 2013

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated October 22, 2013, announcing STMicroelectronics’ 2013 Third Quarter and Nine Month Financial Results.

PR No. C2741C

STMicroelectronics
Reports 2013 Third Quarter and Nine Month Financial Results

•	Third quarter net revenues $2.01 billion; excluding Wireless product line up 3.9% year-over-year and 0.5% sequentially
•	Third quarter operating income was a profit of $54 million before impairment and restructuring charges
•	Transaction to split up ST-Ericsson completed

Geneva, October 22, 2013 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported financial results for the third quarter and nine months ending September 28, 2013.

Third quarter net revenues totaled $2,013 million and gross margin was 32.4%. ST’s third quarter net loss was $142 million as the Company took a charge of $120 million, mostly non-cash, in connection with its annual third quarter impairment review and already announced restructuring initiatives.

“Our financial performance during the third quarter was mixed. On one hand, we saw overall year-over-year revenue improvement of 3.9 percent across our business outside of the Wireless product line. We believe this exceeds the year-over-year revenue performance of our served market. On the other hand, this growth was milder than expected due to a muted order pattern during the quarter driven by softness in high-end smartphones in Asia and the mass market in Asia, including the cable set-top box market in certain countries,” said ST President and CEO Carlo Bozotti.

“However, we did see sequential growth in Imaging, Microcontrollers, MEMS, and Automotive. In particular, Microcontrollers posted record quarterly billings led by our general-purpose products.

“During the third quarter the Company posted an operating profit before impairment and restructuring charges. ST’s operating income excluding these charges was $54 million, improving by $118 million on a sequential basis. This is due in large part to the sale of ST-Ericsson’s Global Navigation Satellite System business along with lower operating expenses.

“In August, we completed the transaction to split up ST-Ericsson in a timely manner. With this we are strengthening our product development in key areas where we see important customer expansion opportunities including embedded processing, RF, analog and power.”

Summary Financial Highlights

U.S. GAAP (Million US$)	Q3 2013	Q2 2013	Q3 2012
Net Revenues (a)	2,013	2,045	2,166
Gross Margin	32.4%	32.8%	34.8%
Operating Income (Loss), as reported	(66)	(107)	(792)
Net Income (Loss) attributable to parent company (b)	(142)	(152)	(478)
(a)	Net revenues include sales recorded by ST-Ericsson as consolidated by ST
(b)	Includes a loss on equity-method investment of $8 million, $89 million and $4 million in the third and second quarters of 2013 and the third quarter of 2012, respectively

Non-U.S. GAAP* Before impairment and restructuring charges (Million US$)	Q3 2013	Q2 2013	Q3 2012
Operating Income (Loss)	54	(64)	(79)
Operating Margin	2.7%	(3.1%)	(3.6%)

Completion of ST-Ericsson Transaction

On August 2, 2013, ST and Ericsson completed in a timely manner, with lower exit costs than anticipated and with a minimized social impact, the transaction to transfer the activities of ST-Ericsson to the respective parent companies. With this, approximately 1,000 employees have joined ST. ST has taken on the existing ST-Ericsson products, other than LTE multimode thin modems and the GNSS (Global Navigation Satellite System) connectivity solution sold to a third party, and related business as well as certain assembly and test facilities.

The wind down of the remaining parts of ST-Ericsson is ongoing and both parents are assuming equal funding of the wind-down activities. As previously communicated, ST and Ericsson have taken the expenses and the margin of their respective activities since March 2, 2013.

Third Quarter Review

Effective as of September 1, 2013, ST has deconsolidated ST-Ericsson.

Overall, net revenues decreased 1.6% sequentially and 7.1% on a year-over-year basis. On a sequential basis by region of origin, the Americas and Japan & Korea posted growth of 4.0% and 3.7%, respectively, while EMEA and Greater China & South Asia decreased by 3.6% and 9.0%, respectively.

ST’s third quarter revenues, excluding the Wireless product line, increased 0.5% and 3.9% on a sequential and year-over-year basis, respectively. Sequential and year-over-year growth was driven by Imaging, Microcontrollers, MEMS and Automotive.

Third quarter gross profit was $652 million and gross margin was 32.4%. On a sequential basis, gross margin declined 40 basis points, below the mid-point of our third quarter guidance range primarily due to the higher than expected weight of wireless legacy products, as well as negative currency effects.

R&D expenses were $423 million in the third quarter representing a sequential decrease of $30 million or 7%, benefiting principally from the wind-down of the ST-Ericsson joint venture and seasonality in Europe. R&D expenses declined by 27% compared to $578 million in the year-ago period.

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(*)Operating income (loss) before impairment and restructuring charges and operating margin before impairment and restructuring charges are non-U.S. GAAP measures. Please refer to Attachment A for additional information explaining why the Company believes these measures are important and reconciliation to U.S. GAAP.

SG&A expenses totaled $253 million in the third quarter decreasing 11% on a sequential basis mainly due to seasonality and the ST-Ericsson wind down. SG&A expenses decreased 8% compared to the year-ago amount of $274 million.

Other Income and Expenses registered income of $78 million in the third quarter mainly benefiting from the sale of ST-Ericsson’s Global Navigation Satellite System business to a third party and other sale of assets for a $80 million gain.

Impairment, restructuring and other related closure costs for the third quarter were $120 million, and mainly included a non-cash charge of $56 million for the impairment of Digital Convergence Group goodwill and intangible assets, a non-cash charge of $33 million for the impairment of tangible assets and restructuring costs of $29 million, compared to $43 million in the prior quarter.

Income tax expense was $49 million in the third quarter including expense for deferred tax assets valuation allowance and re-alignment of the year-to-date tax expense to reflect updated projections for the full year.

In the third quarter of 2013, net earnings attributable to non-controlling interest was an expense of $17 million, which mainly included the 50% owned by Ericsson in the ST-Ericsson joint venture, as consolidated by ST. In the second quarter of 2013, the corresponding amount was income of $21 million.

Third quarter net loss was $142 million or $(0.16) per share, compared to a net loss of $(0.17) and $(0.54) per share in the prior and year-ago quarter, respectively. On an adjusted basis, net of related taxes, ST reported a non-U.S. GAAP net loss per share estimated at $(0.03) in the third quarter excluding impairment and restructuring charges and one-time items compared to a net loss estimated at $(0.06) and $(0.03) per share in the prior and year-ago quarter, respectively.*

For the third quarter of 2013, the effective average exchange rate for the Company was approximately $1.31 to €1.00 compared to $1.30 to €1.00 for the second quarter of 2013 and $1.29 to €1.00 for the third quarter of 2012.

Net Revenues Summary

Net Revenues By Product Line and Segment (Million US$)	Q3 2013	Q2 2013	Q3 2012
Analog & MEMS (AMS)	329	327	324
Automotive (APG)	418	416	391
Industrial & Power Discrete (IPD)	458	466	459
Other SP&A	-	-	1
Sense & Power and Automotive Products (SP&A)	1,205	1,209	1,175
Digital Convergence Group (DCG)	163	189	234
Imaging, BiCMOS, ASIC and Silicon Photonics (IBP)	144	108	85
Microcontrollers, Memory & Security (MMS)	360	351	296
Wireless (WPS)	135	176	359
Other EPS	-	-	6
Embedded Processing Solutions (EPS)	802	824	980
Others	6	12	11
Total	2,013	2,045	2,166
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(*) Adjusted net earnings per share is a non-U.S. GAAP measure. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

Net Revenues By Market Channel (%)	Q3 2013	Q2 2013	Q3 2012
Total OEM	75%	74%	76%
Distribution	25%	26%	24%

Revenues and Operating Results by ST Product Segment

Operating Segment (Million US$)	Q3 2013 Net Revenues	Q3 2013 Operating Income (Loss)	Q2 2013 Net Revenues	Q2 2013 Operating Income (Loss)	Q3 2012 Net Revenues	Q3 2012 Operating Income (Loss)
Sense & Power and Automotive Products (SP&A)	1,205	75	1,209	42	1,175	114
Embedded Processing Solutions including Wireless product line (EPS)(a)	802	(18)	824	(106)	980	(175)
Others (b)(c)	6	(123)	12	(43)	11	(731)
TOTAL	2,013	(66)	2,045	(107)	2,166	(792)

 (a) Embedded Processing Solutions includes the Wireless product line which includes a portion of sales and operating results of ST-Ericsson as consolidated in the Company’s revenues and operating results, as well as other items affecting operating results related to the wireless business.
(b) Net revenues of “Others” includes revenues from sales of Subsystems, assembly services and other revenues.
(c) Operating income (loss) of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of the Subsystems and Other Products Group. “Others” includes $0 million, $2 million and $19 million of unused capacity charges in the third and second quarters of 2013 and third quarter of 2012, respectively; and $120 million, $43 million and $713 million of impairment, restructuring charges and other related closure costs in the third and second quarters of 2013 and third quarter of 2012, respectively.

Sense & Power and Automotive Products (SP&A) third quarter net revenues decreased 0.4% sequentially, due to lower volumes in Industrial and Power products partially offset by slight growth in AMS and APG. SP&A revenues increased 2.6% compared to the year-ago quarter driven by APG. SP&A operating margin was 6.2% in the 2013 third quarter compared to 3.5% and 9.7% in the prior and year-ago quarter, respectively, with the sequential increase principally driven by lower operating expenses.

Embedded Processing Solutions (EPS) third quarter net revenues decreased 2.7% and 18.2% on a sequential and year-over-year basis, respectively, due to a significant decrease in WPS sales and to a lesser extent, overall lower DCG sales despite the strong growth in IBP and MMS. EPS segment operating margin improved to negative 2.2% in the 2013 third quarter, from negative 12.8% and negative 17.8% in the prior and year-ago quarter, respectively, mainly due to a significant reduction in expenses and a $75 million gain from the sale of businesses.

Cash Flow and Balance Sheet Highlights

Free cash flow* was negative, as anticipated, at $72 million in the third quarter compared to negative $134 million in the prior quarter.

Capital expenditure payments, net of proceeds from sales, were $166 million during the third quarter of 2013 compared to $121 million in the prior quarter.

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(*)Free cash flow is a non-U.S. GAAP measure. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

Inventory decreased by $20 million to $1.32 billion at quarter end. Inventory in the third quarter of 2013 was at 4.1 turns or 88 days, flat compared to the prior quarter.

In the third quarter, dividends paid to stockholders were $93 million.

As expected, ST’s net financial position* was a net cash position of $739 million at September 28, 2013, compared to $954 million, adjusted by $145 million of ST-Ericsson’s debt to our joint venture partner, at June 29, 2013. ST’s financial resources equaled $1.53 billion and total debt was $787 million at September 28, 2013.

Total equity, including non-controlling interest, was $5.81 billion at quarter end.

Nine Months 2013 Results

Net revenues decreased 4.2% to $6.07 billion from $6.33 billion in the year-ago period mainly reflecting lower Wireless product line sales. Net revenues for the first nine months of 2013, excluding the Wireless product line, increased 3.0% to $5.50 billion.

Gross margin was 32.2% of net revenues, compared to 32.9% of net revenues for the first nine months of 2012. Net loss, as reported, was $464 million in the first nine months of 2013, or $(0.52) per share, compared to a net loss of $730 million, or $(0.82) per share in the first nine months of 2012. On an adjusted basis, net of related taxes, ST reported a non-U.S. GAAP net loss per share estimated at $(0.22) excluding impairment and restructuring charges and one-time items in the first nine months of 2013, at the same level as the first nine months of 2012.*

The effective average exchange rate for the Company was approximately $1.30 to €1.00 for the first nine months of 2013, compared to $1.31 to €1.00 for the first nine months of 2012.

Nine Months Revenue and Operating Results by Product Segment

Operating Segment (In Million US$)	Nine Months 2013 Net Revenues	Nine Months 2013 Operating Income (Loss)	Nine Months 2012 Net Revenues	Nine Months 2012 Operating Income (Loss)
Sense & Power and Automotive Products (SP&A)	3,542	174	3,437	303
Embedded Processing Solutions including Wireless product line (EPS)	2,493	(333)	2,863	(701)
Others	32	(294)	31	(954)
TOTAL	6,067	(453)	6,331	(1,352)

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* Net financial position and adjusted net earnings per share are non-US GAAP measures. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

Fourth Quarter 2013 Business Outlook

Mr. Bozotti stated, “In the third quarter we began to experience a softening of bookings with the exception of automotive. We believe this is a reflection of a demand correction in the semiconductor industry. For the fourth quarter, we anticipate a relatively flat sequential revenue performance. Nevertheless, we anticipate seeing a return to positive cash flow generation as a result of the wind-down of ST-Ericsson.

“We are confident in our ability to turn our significant business opportunities into revenue. Our innovative products and technologies in MEMS and Sensors, Smart Power, Automotive, Microcontrollers and Set-top box/Home Gateway, are gaining greater traction with customers and will enable us to further expand our customer base.

“We continue to aggressively pursue our objective to reach an operating margin of about 10 percent. Our initiatives to reduce costs, such as achieving our net operating expenses target, and improving our manufacturing, are on track. However, the timing for us to achieve our operating margin target will depend greatly on our level of revenues. Based on current visibility including market conditions, reaching this operating margin target is now expected in mid-2015, about six months later than originally expected.”

The Company expects fourth quarter 2013 revenues to be about flat on a sequential basis, plus or minus 3.5 percentage points. Gross margin in the fourth quarter is expected to be about 33.0%, plus or minus 2.0 percentage points.

Net operating expenses target in the range of $600 million to $650 million average per quarter include SG&A and R&D expenses including R&D grants.

The resolution to distribute a cash dividend of US$0.10 per outstanding common share for each of the fourth quarter of 2013 and first quarter of 2014 has been submitted for shareholder adoption at the forthcoming Extraordinary General Meeting of Shareholders which will be held in Schiphol, The Netherlands, on December 2, 2013.

This outlook is based on an assumed effective currency exchange rate of approximately $1.34 = €1.00 for the 2013 fourth quarter and includes the impact of existing hedging contracts. The fourth quarter will close on December 31, 2013.

Recent Corporate Developments

On July 22, ST announced the Nano2017 Research and Development program, a five-year public-private strategic R&D program led by ST to further advance the company’s leadership in key embedded processing solutions and technologies.

The project draws support from a broad coalition of French national, regional and local authorities as well as by the European community through the ENIAC Joint Technology Initiative. Funding for the program is subject to approval by the European Commission. Ultimately, Nano2017 strengthens ST’s leadership in such key technologies as FD-SOI (low-power, high-performance processing), next-generation imaging (sensors and image signal processors), and next-generation embedded non-volatile memories. These technologies are at the core of ST’s embedded processing solutions which include microcontrollers, imaging solutions, digital consumer products, application processors and digital ASICs.

On July 24, the Company announced the publication of its 2012 Sustainability Report. ST’s sixteenth annual Sustainability Report contains comprehensive details of ST’s Sustainability strategy, policies and performance during 2012.

On August 5, ST and Ericsson announced the closing of the split up of ST-Ericsson, less than 9 months after ST announced its new strategic plan, including the decision to exit ST-Ericsson. ST has taken on some of the existing ST-Ericsson products, other than LTE multimode thin modems and the GNSS (Global Navigation Satellite System) connectivity solution that has been sold to a third party, as well as certain assembly and test facilities. In total, approximately 1,000 employees joined STMicroelectronics.

At the same time, ST announced that Carlo Ferro returned to ST as Chief Financial Officer, with extended responsibilities that includes leading legal, central operation planning, procurement, IT and investor relations. He continues as ST-Ericsson President & CEO through the joint venture wind-down.

On August 20, ST announced that it had posted its IFRS 2013 Semi Annual Accounts for the six-month period ended June 29, 2013, on its website and has filed them with the Netherlands Authority.

On September 20, ST announced that it would propose a cash dividend of US$0.10 for each of the fourth quarter of 2013 and first quarter of 2014, per outstanding share of the Company’s common stock. The amount of the proposed dividend is stable with respect to the previous quarterly dividend distribution.

This was followed with an announcement, on September 27, of the resolutions to be submitted for shareholder adoption at the forthcoming Extraordinary General Meeting of Shareholders (the “EGM”), which will be held in Schiphol, The Netherlands, on December 2, 2013.

The resolutions, proposed by the Supervisory Board, are:
•	The distribution of a cash dividend of US$0.10 per outstanding common share for each of the fourth quarter of 2013 and first quarter of 2014.
•
An amendment of the Articles of Association of the Company authorizing the Supervisory Board, in addition to the General Meeting of Shareholders, to resolve upon the distribution of quarterly dividends from the reserves of the Company.

The record date for all shareholders to participate at the EGM will be November 4, 2013. The complete agenda and all relevant detailed information concerning the EGM, as well as all related EGM materials, are available on the Company’s web site (www.st.com) and have been made available to shareholders in compliance with legal requirements as of September 27, 2013.

Q3 2013 – Product and Technology Highlights

During the quarter, ST made strong progress with important new-product introductions and significant design wins.

Embedded Processing Solutions (EPS)

Digital Convergence (DCG)
•
Continued to maintain strong momentum on FD-SOI. We delivered a test chip to a top customer in the consumer market, launched an engagement with a key player in mobile phone market in China, and successfully completing a 28nm performance validation with a key networking Chinese player.

•	Also in FD-SOI, we are addressing significant customer interest with major European and US operators, as well as network infrastructure providers and device makers.
•	Achieved DOCSIS 3 certification for SoC products addressing the cable-data gateway and interactive set-top box markets.
•	Launched system-on-chip devices that support UltraHD and HEVC video-decoding and are ideally suited for server, gateway and client-box applications.
•	Started shipments of DisplayPort converter IC for Panasonic’s newly launched Smart VIERA (65WT600) Ultra HD TV.

Imaging, BiCMOS, ASIC and Silicon Photonics (IBP)
•	Started deliveries of a new high-value dedicated Image Signal Processor to a leading consumer brand.
•	Sampled and demonstrated to automotive market leaders a new high-performance Image Signal Processor and image-sensor chipset with advanced features for automotive and security applications.
•	Ramping production for 100G and Parallel Optics applications to satisfy request from a leading customer.

Microcontrollers, Memory and Secure MCU (MMS)
•
Expanded STM32 family of Microcontrollers with Value-line devices offering 32-bit processing at as little as 32 cents in high volumes while also increasing the ecosystem at the high-end of the family with new STM32 F4 Discovery Kits.

•	Captured microcontroller sockets with our STM32F2 in the innovative Pebble Smartwatch.
•	Earned a win for our low-power STM32 devices in a new generation of fitness products from a leading manufacturer.
•	Ramped production of STM32 microcontrollers for Samsung’s latest wearable device and smartphone unveiled recently at IFA2013.
•	Achieved Bank-Card Test Center certification for our secure microcontroller for Dual Interface Banking in China.
•	Won multiple sockets for innovative dual-interface EEPROM Near-Field Communication RFID tag in a range of home appliance from a leading Korean OEM .
•	Succeeded in placing a secure microcontroller in a new generation of Secure Element from major customers.
•	Captured Secure Element in the showcase smartphone from a major OEM.
.
Sense & Power and Automotive Products (SP&A)

Analog, MEMS and Sensors (AMS)
•	Captured a design win for a new environmental sensor from a leading Chinese Smartphone manufacturer.
•	Began high-volume production of the 4th-generation 3-axis gyroscope for a major consumer-electronics manufacturer.
•	Launched mass production of a Smart iNemo module, containing an accelerometer, gyro, and brain for a handheld gaming system from a major manufacturer.
•	Captured a socket for a high-G (large-range) 3-axis accelerometer with Brain-Sentry for a lightweight helmet-mounted impact-monitoring device.
•	Started production of a new inkjet printhead for an important American customer.
•	Announced the world’s smallest eCompass module and a new family of gyroscopes specifically optimized for image stabilization on mobile phones and cameras.
•	Launched an innovative USB charge-controller chip that delivers power to devices connected to a PC’s USB port, even when the PC is in shutdown mode.
•	Began sampling industry’s most energy-efficient Bluetooth 4.0 network processor for Bluetooth smart applications.

Automotive (APG)
•	Leveraged its record of success with Sirius/XM to win the new-generation 40nm BaseBand chip for Digital Satellite Broadcasting.
•	Earned an important award for a 32-bit 40nm microcontroller family for body gateway and body control modules from a major European Tier 1.
•	Captured a socket for the brushless DC motor controller for a transmission from a leading European manufacturer.
•	Reinforced success in automotive lighting with major awards from multiple suppliers in Europe and Korea.
•	Won 2nd-generation engine-management system from a Japanese Tier1.

Industrial and Power Discrete (IPD)
•	Captured two new ASICs for industrial applications from major EMEA automation companies. Both programs have extended lifetimes.
•	Won key EMIF filters, RF Baluns & protection-device sockets with leading game-console, tablet, notebook and other portable applications.
•
Qualified high-voltage 600 - 650V MDmeshII Plus and MDmeshV MOSFETs for top power-supply, lighting and consumer customers and low-voltage STripFETTM VI/VIII DeepGATETM products for Automotive  customers for hybrid electric vehicles and powertrain applications.

•	Earned a design win for our newest DC-DC converter from a major US car-module manufacturer for the LED backlight in an infotainment platform.
•	Awarded an ASIC for a dedicated power supply to be used by a leading Meter manufacturer.
•	Captured an important SiC diode win in solar inverters with an Americas-based manufacturer.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information, including operating income (loss) before impairment and restructuring charges, operating margin before impairment and restructuring charges, adjusted net earnings, adjusted net earnings per share, free cash flow, net financial position and net financial position, adjusted to account for 50% investment in ST-Ericsson.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information by other companies.

See Attachment A of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements, due to, among other factors:

•Uncertain macro-economic and industry trends;
•Customer demand and acceptance for the products which we design, manufacture and sell;
•Unanticipated events or circumstances which may either impact our ability to execute the planned reductions in our net operating expenses and / or meet the objectives of our R&D Programs which benefit from public funding;
•Future events or circumstances which may require us to reassess our current plans concerning  the wind down of our ST-Ericsson joint venture;
•The loading and the manufacturing performances of our production facilities;
•The functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales;
•Variations in the foreign exchange markets and, more particularly, in the rate of the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•The impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•Restructuring charges and associated cost savings that differ in amount or timing from our estimates;
•Changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
•The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•Natural events such as severe weather, earthquakes, tsunami, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;
•Changes in economic, social, political or infrastructure conditions in the locations where we, our customers or our suppliers operate including as a result of macro-economic or regional events, military conflict, social unrest or terrorist activities;
•Availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations; and
•The possibility of widespread financial and business disruption on account of a default by the U.S. on U.S. government financial obligations.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2012, as filed with the SEC on March 4, 2013. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

STMicroelectronics Conference Call and Webcast Information

On October 23, 2013, the management of STMicroelectronics will conduct a conference call to discuss the Company’s operating performance for the third quarter of 2013.

The conference call will be held at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET. The conference call will be available live via the Internet by accessing http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download, and install any necessary audio software. The webcast will be available until November 1, 2013.

About STMicroelectronics
ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power and automotive products and embedded processing solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.

In 2012, the Company’s net revenues were $8.49 billion. Further information on ST can be found at www.st.com.

(tables attached)

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
STMicroelectronics
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
STMicroelectronics
Tel: +33 158 077 785
nelly.dimey@st.com

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Unaudited)
	September 28,	September 29,
	2013	2012

Net sales	2,005	2,119
Other revenues	8	47
NET REVENUES	2,013	2,166
Cost of sales	(1,361)	(1,413)
GROSS PROFIT	652	753
Selling, general and administrative	(253)	(274)
Research and development	(423)	(578)
Other income and expenses, net	78	20
Impairment, restructuring charges and other related closure costs	(120)	(713)
Total Operating Expenses	(718)	(1,545)
OPERATING LOSS	(66)	(792)
Interest expense, net	(2)	(8)
Income (loss) on equity-method investments	(8)	(4)
Gain on financial instruments, net	-	-
LOSS BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	(76)	(804)
Income tax expense	(49)	(25)
NET LOSS	(125)	(829)
Net loss (income) attributable to noncontrolling interest	(17)	351
NET LOSS ATTRIBUTABLE TO PARENT COMPANY	(142)	(478)

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(0.16)	(0.54)

EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(0.16)	(0.54)

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING EARNINGS PER SHARE	890.5	887.8

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Nine Months Ended
	(Unaudited)	(Unaudited)
	September 28,	September 29,
	2013	2012

Net sales	6,042	6,269
Other revenues	25	62
NET REVENUES	6,067	6,331
Cost of sales	(4,115)	(4,246)
GROSS PROFIT	1,952	2,085
Selling, general and administrative	(817)	(876)
Research and development	(1,409)	(1,828)
Other income and expenses, net	84	55
Impairment, restructuring charges and other related closure costs	(263)	(788)
Total Operating Expenses	(2,405)	(3,437)
OPERATING LOSS	(453)	(1,352)
Other-than-temporary impairment charge and realized gain on financial assets	-	-
Interest expense, net	(2)	(26)
Loss on equity-method investments	(111)	(13)
Gain on financial instruments, net	-	3
LOSS BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	(566)	(1,388)
Income tax expense	(29)	(11)
NET LOSS	(595)	(1,399)
Net loss (income) attributable to noncontrolling interest	131	669
NET LOSS ATTRIBUTABLE TO PARENT COMPANY	(464)	(730)

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(0.52)	(0.82)

EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(0.52)	(0.82)

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING EARNINGS PER SHARE	889.2	886.3

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

As at	September 28,	June 29,	December 31,
In millions of U.S. dollars	2013	2013	2012
	(Unaudited)	(Unaudited)	Audited

ASSETS
Current assets:
Cash and cash equivalents	1,434	1,583	2,250
Short-term deposits	1	1	1
Marketable securities	91	189	238
Trade accounts receivable, net	1,181	1,118	1,005
Inventories	1,316	1,336	1,353
Deferred tax assets	221	224	137
Assets held for sale	17	28	-
Other current assets	539	567	518
Total current assets	4,800	5,046	5,502
Goodwill	99	135	141
Other intangible assets, net	218	250	213
Property, plant and equipment, net	3,193	3,276	3,481
Non-current deferred tax assets	373	395	414
Restricted cash	-	-	4
Long-term investments	73	29	119
Other non-current assets	568	512	560
	4,524	4,597	4,932
Total assets	9,324	9,643	10,434

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	168	313	630
Trade accounts payable	898	985	797
Other payables and accrued liabilities	944	993	942
Dividends payable to stockholders	-	94	89
Deferred tax liabilities	-	1	11
Accrued income tax	71	65	86
Total current liabilities	2,081	2,451	2,555
Long-term debt	619	651	671
Post-retirement benefit obligations	449	492	477
Long-term deferred tax liabilities	13	15	14
Other long-term liabilities	356	357	353
	1,437	1,515	1,515
Total liabilities	3,518	3,966	4,070
Commitment and contingencies
Equity
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued;	1,156	1,156	1,156
common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,695,805 shares issued, 890,586,025 shares outstanding)
Capital surplus	2,572	2,564	2,555
Retained earnings	1,291	1,433	1,959
Accumulated other comprehensive income	922	749	794
Treasury stock	(213)	(213)	(239)
Total parent company stockholders' equity	5,728	5,689	6,225
Noncontrolling interest	78	(12)	139
Total equity	5,806	5,677	6,364
Total liabilities and equity	9,324	9,643	10,434

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q3 2013	Q2 2013	Q3 2012

Net Cash from operating activities	14	15	148
Net Cash used in investing activities	(7)	(146)	(203)
Net Cash used in financing activities	(164)	(12)	(80)
Net Cash decrease	(149)	(135)	(120)

Selected Cash Flow Data (in US$ millions)	Q3 2013	Q2 2013	Q3 2012

Depreciation & amortization	224	224	266
Net payment for Capital expenditures	(166)	(121)	(203)
Dividends paid to stockholders*	(93)	(75)	(89)
Change in inventories, net	(34)	(18)	24

* The amount paid in Q2 2013 does not include the American investors, paid in July 2013.

(Attachment A)
STMicroelectronics
Supplemental Non-U.S. GAAP Financial Information
U. S. GAAP – Non-U.S. GAAP Reconciliation
In Million US$ Except Per Share Data

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Operating income (loss) before impairment and restructuring charges and one-time items is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related closure costs. Adjusted net earnings and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related closure costs attributable to ST and other one-time items, net of the relevant tax impact.

The Company believes that these non-GAAP financial measures provide useful information for investors and management because they measure the Company’s capacity to generate profits from its business operations, excluding the effect of acquisitions and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its on-going operating results, thereby offering, when read in conjunction with the Company’s GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii) an easier way to compare the Company’s results of operations against investor and analyst financial models and valuations, which usually exclude these items.

Q3 2013 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	652	(66)	(142)	(0.16)
Impairment & Restructuring		120	117
Loss on equity-method investments (MicroOLED)			4
Estimated Income Tax Effect			(2)
Non-U.S GAAP	652	54	(23)	(0.03)

Q2 2013 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	672	(107)	(152)	(0.17)
Impairment & Restructuring		43	41
Loss on equity-method investments (3Sun)			69
Estimated Income Tax Effect			(11)
Non-U.S GAAP	672	(64)	(53)	(0.06)

Q3 2012 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	753	(792)	(478)	(0.54)
Impairment & Restructuring		713	456
Estimated Income Tax Effect			(7)
Non-U.S GAAP	753	(79)	(29)	(0.03)

(continued)

(Attachment A – continued)

Net financial position: resources (debt), represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, marketable securities, short-term deposits and restricted cash, and our total financial debt includes short-term borrowings, current portion of long-term debt and long-term debt, all as reported in our consolidated balance sheet. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash position by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. Net financial position is not a U.S. GAAP measure.

Net Financial Position (in US$ millions)	September 28, 2013	June 29, 2013	September 29, 2012
Cash and cash equivalents	1,434	1,583	1,686
Marketable securities	91	189	237
Short-term deposits	1	1	-
Non-current restricted cash	-	-	4
Total financial resources	1,526	1,773	1,927
Short-term borrowings and current portion of long-term debt	(168)	(313)	(1,260)
Long-term debt	(619)	(651)	(298)
Total financial debt	(787)	(964)	(1,558)
Net financial position	739	809	369

Net financial position, adjusted to account for 50% investment in ST-Ericsson	739	954	1,064

Free cash flow is defined as net cash from operating activities minus net cash from (used in) investing activities, excluding purchase of and proceeds from the sale of marketable securities, short term deposits and release of restricted cash. We believe free cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Free cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of free cash flow may differ from definitions used by other companies.

Free cash flow (in US$ millions)	Q3 2013	Q2 2013	Q3 2012
Net cash from (used in) operating activities	14	15	148
Net cash from (used in) investing activities	(7)	(146)	(203)
Payment for purchases of (proceeds from sale of) marketable securities, short term deposits and restricted cash, net and net variation for joint ventures deconsolidation	(79)	(3)	(25)
Free cash flow	(72)	(134)	(80)

--end---

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: October 23, 2013	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Chief Financial Officer Executive Vice President Finance, Legal, Infrastructure and Services